Exhibit 12b



                             PUGET SOUND POWER & LIGHT COMPANY
                     STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
             EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                   (Dollars in Thousands)

                                                          Year Ended December 31
                                          -----------------------------------------------
                                             1994      1993      1992      1991      1990
                                          -----------------------------------------------
EARNINGS AVAILABLE FOR COMBINED FIXED
CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

  Pretax Income:
    Net Income per statement
      of income                          $120,059  $138,327  $135,720  $132,777  $132,343
    Federal income taxes                   80,259    83,970    72,449    56,180    64,094
    Federal income taxes charged to
      other income - net                    1,556      (382)   (2,106)   (2,267)       12
                                          -----------------------------------------------
      Subtotal                            201,874   221,915   205,496   186,690   196,449
  Undistributed (earnings) or losses
  of less-than-fifty-percent-owned
  entities                                     --         --     (567)      (16)     (114)
                                          -----------------------------------------------
      Total                              $201,874  $221,915  $205,496  $186,674  $196,335

  Fixed charges:
    Interest on long-term debt           $ 84,144  $ 86,030  $ 89,509  $ 84,791  $ 81,766
    Other interest                          6,249     3,542    10,477     6,384     8,368
    Portion of rentals representative
      of the interest factor                4,218     3,937     4,474     4,463     4,388
                                         ------------------------------------------------
      Total                              $ 94,611  $ 93,509  $104,460  $ 95,638  $ 94,522

Earnings available for combined
fixed charges and preferred
dividend requirements                    $296,485  $315,424  $309,956  $282,312  $290,857

=========================================================================================

DIVIDEND REQUIREMENT:
  Fixed charges above                    $ 94,611  $ 93,509  $104,460  $ 95,638  $ 94,522
  Preferred dividend requirements          26,451    26,377    21,080    14,115    18,399
                                          -----------------------------------------------
      Total                              $121,062  $119,886  $125,540  $109,753  $112,921

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RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS        2.45      2.63      2.47      2.57      2.58

COMPUTATION OF PREFERRED DIVIDEND
REQUIREMENTS:
  (a) Pre-tax income                     $201,874  $221,915  $206,063  $186,690  $196,449
  (b) Net income                         $120,059  $138,327  $135,720  $132,777  $132,343
  (c) Ratio of (a) to (b)                  1.6815    1.6043    1.5183    1.4060    1.4844
  (d) Preferred dividends                $ 15,731  $ 16,442  $ 13,884  $ 10,039  $ 12,395
  Preferred dividend requirements
    [(d) multiplied by (c)]              $ 26,451  $ 26,377  $ 21,080  $ 14,115  $ 18,399

=========================================================================================
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